                                                                            Joana D. Rosensaft
                                                                            Associate
                                                                             Phone 212-715-9361
                                                                             Fax 212-715-7604
                                                                             JRosensaft@KRAMERLEVIN.com

                    April 10, 2006

VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Attention: Rebekah Blakeley Moore

Re:	Franklin Credit Management Corporation
Current Report on Form 8-K
File No. 000-17771, Filed April 6, 2006

Dear Ms. Moore:

On behalf of our client, Franklin Credit Management Corporation (the “Registrant”), we hereby provide the Registrant’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant, dated April 6, 2005, with respect to the Registrant’s Current Report on Form 8-K (the “Form 8-K”) which was filed with the Commission on April 6, 2006.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, in bold, with the responses to a particular comment set out immediately under the comment.

Form 8-K

1.	We note that you intend to file restated financial statements. Please specifically tell us when you will file them.

The Registrant will file its restated financial statements for the periods indicated in the Form 8-K in its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K”). The Registrant filed a Form 12b-25 with the Commission on April 3, 2006 to extend the filing deadline of the Form 10-K and audited financial statements, and expects to file the Form 10-K on or before April 17, 2006.

The Registrant has advised us that it acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Rebekah Blakeley Moore
Division of Corporation Finance
Securities and Exchange Commission
April 10, 2006

Should you have any questions in regard to this letter, please call me at (212) 715-9361, J. Michael Mayerfeld at (212) 715-9346, or John Bessonette at (212) 715-9182.

Sincerely,

/s/ Joana D. Rosensaft
Joana D. Rosensaft

cc:   Paul D. Colasono, Executive Vice President and CFO, Franklin Credit Management Corporation
    Kimberly Shaw, Controller and Treasurer, Franklin Credit Management Corporation